 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Board Committee Change

ROYAL DUTCH SHELL PLC

Board Committee Changes

Royal Dutch Shell plc (the "Company") announces the following:

AUDIT COMMITTEE

On May 19, 2020 Dick Boer and Martina Hund-Mejean were appointed by shareholders as Non-executive Directors of the Company, with effect of May 20, 2020. They will both become members of the Audit Committee as at the same date.

REMUNERATION COMMITTEE

Euleen Goh, a Non-executive Director of the Company, has been appointed as a member of the Remuneration Committee.  Sir Nigel Sheinwald, a Non-executive Director of the Company, will stand down as a member of the Remuneration Committee. Both of these changes are with effect from May 20, 2020.

NOMINATION AND SUCCESSION COMMITTEE

Sir Nigel Sheinwald has been appointed to the Nomination and Succession Committee, with effect from May 20, 2020. On May 19, 2020 Andrew Mackenzie was appointed by shareholders as a Non-executive Director of the Company with effect from October 1, 2020. He will become a member of the Nomination and Succession Committee with effect from the same date.

SAFETY, ENVIRONMENT AND SUSTAINABILITY COMMITTEE

Ann Godbehere, a Non-executive Director of the Company, has been appointed as a member of the Safety, Environment and Sustainability Committee with effect from May 20, 2020.

PREVIOUSLY ANNOUNCED CHANGES

As announced on January 29, 2020 and following their re-appointment by shareholders on May 19, 2020, Euleen Goh will become the Company’s Deputy Chair and Senior Independent Director and Neil Carson will become Chair of the Remuneration Committee. Both of these roles are with effect from May 20, 2020.

Following these changes, the membership of each of the Board Committees will be as follows:

COMMITTEE	MEMBERSHIP
AUDIT COMMITTEE	Ann Godbehere (Chair) Gerrit Zalm Dick Boer Martina Hund-Mejean
SAFETY, ENVIRONMENT AND SUSTAINABILITY COMMITTEE	Sir Nigel Sheinwald (Chair) Neil Carson Catherine Hughes Ann Godbehere
NOMINATION AND SUCCESSION COMMITTEE	Charles Holliday (Chair) Euleen Goh Sir Nigel Sheinwald Andrew Mackenzie (effective October 1, 2020)
REMUNERATION COMMITTEE	Neil Carson (Chair) Catherine Hughes Gerrit Zalm Euleen Goh

May 19, 2020
Linda M. Coulter
Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: May 19, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary